Exhibit 99.7

POSITION DESCRIPTION

Lead Director

General

The lead director (Lead Director) provides independent leadership to the board of directors (Board) of Field Trip Health Ltd. (Field Trip). The Lead Director shall be appointed by the members of the Board who qualify as independent directors under applicable laws and regulations. The Lead Director has, among others, the responsibility of working in conjunction with the Compensation Committee to conduct the annual Board and individual director's assessment process.

Responsibilities of the Lead Director

The Lead Director provides leadership to the Board by fulfilling the following duties and responsibilities:

1.	Provide leadership to ensure that the Board functions independently of management.

2.	Review and approve meeting agendas and the annual schedule of meetings.

3.	Call and chair meetings of the independent directors and inform the chair of the Board (CChair) of the issues considered at such meetings.

4.	Take on the responsibilities of the Chair during meetings when the Chair declares a conflict or otherwise excuses himself from the debate on an agenda item or does not participate in a vote.

5.	Preside, in the absence of the Chair, at Board meetings and the annual meeting of shareholders.

6.	Serve as the liaison between Field Trip's independent directors and the Chair.

7.	Work with the Chair and the chief executive officer (CChief Executive Officer) to ensure that the Board is provided with the resources, including external advisers and consultants as considered appropriate, to permit it to carry out its responsibilities and bringing to the attention of the Chair and the Chief Executive Officer any issues that are preventing the Board from being able to carry out its responsibilities.

8.	Perform such other duties as the Board may determine from time to time.

Approved by the Board effective June 7, 2021

Position Description – Lead Director